THORIUM POWER, LTD.
8300 Greensboro Drive, Suite 800
McLean, VA 22102
(800) 685-8082

August 14, 2007

Donna Levy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Thorium Power, Ltd.
Draft Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 Commission File No. 333-135437

Draft Amendment on Form 10-KSB for the Fiscal Year Ended December 31, 2006, filed March 20, 2007 Commission File No. 000-28543

Draft Amendment on Form 10-QSB for the Fiscal Quarter Ended March 31, 2007, filed May 10, 2007 Commission File No. 000-28543

Dear Ms. Levy:

On behalf of Thorium Power, Ltd. (“Thorium Power” or the “Company”), we hereby submit Thorium Power’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 7, 2007, providing the Staff’s comments with respect to the above referenced Draft Post-Effective Amendment No. 2 to a Registration Statement on Form SB-2 (the “Registration Statement”), Draft Amendment to our Annual Report on Form 10-KSB (the “10-KSB”) and the Draft Amendment to our Quarterly Report on Form 10-QSB (the “10-QSB”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Draft Post-Effective Amendment No. 2 on Form SB-2

1.
We note your response to our prior comment 3, and reissue it. Your controller or principal accounting officer, or person acting in that capacity must sign the registration statement. Please refer to Instruction no. 1 of the Instruction for Signatures at the end of Form SB-2.

Thorium Power Response: Larry Goldman, our Treasurer and Acting CFO, will sign the Registration Statement when it is filed with the Commission. The draft provided in response to the Staff’s prior comments did include the signature of Mr. Goldman. A copy of the signature page of the Registration Statement is included with this response as Exhibit 1.

Draft Amendment No.1 to Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

2.
Please revise your explanatory note on page 3 and introductory note on page F-10 to replace references to SEC comments or letters constituting the basis for your revisions with a discussion of the significant issues and reasons these have required an amendment to your filing (e.g. to clarify or correct earlier disclosures, or to correct your financial accounting to comply with generally accepted accounting principles).

Thorium Power Response: We have revised the explanatory note on page 3 and the introductory note on page F-10 to replace references to SEC comments or letters with a discussion of the significant issues and reasons that have required an amendment to our filing. Our revised explanatory note located on page 3 of our 10-KSB is included with this response as Exhibit 2. Our revised introductory note located on page F-10 of our 10-KSB is included with this response as Exhibit 3.

Consolidated Statements of Changes in Stockholders’ Deficiency, page F-6

3.
We see the revisions you made in response to prior comment 8, regarding the recasting of share activity based on the share exchange ratio in your reverse merger. On page F-12 you now state that as a result of the reverse merger, there were 296,399,328 common shares outstanding on October 6, 2006 (including 36,659,837 shares of common stock with registration rights).” Please further revise your disclosure to clarify how these figures reconcile to the amounts reported in your Statements of Changes in Stockholders’ Deficiency, including the 124,101,637 share count on the reverse merger line, and the total of the preceding activity, amounting to 135,637,854 shares, which agrees with your disclosure of newly issued shares utilized in your recasting exercise.

Thorium Power Response: We have revised our disclosure on page F-12 of our 10-KSB to state that there was a total of 160,761,474 of common shares outstanding in Thorium Power Ltd. prior to the merger, of which 124,101,637 shares are being shown as permanent equity in the statement of changes in stockholders’ deficiency and 36,659,837 as shown on the balance sheet as temporary equity. Our revised disclosure is included with this response as Exhibit 4.

Note I --Nature of Operations and Merger with Thorium Power, Inc. page F-11

4.
We note your response to prior comment 9, concerning the $5.2 million allocated expenses covering the period from January 1, 2006 through June 30, 2006, recorded as additional paid-in capital on page F-9. Tell us why the additional $2.3 million in allocated expenses, covering period from July 1, 2006 to October 6, 2006, is not also reflected as a contribution to equity. Provide us with the journal entries made in recording the $2.3 million allocated expenses.

Thorium Power Response: We have included additional disclosure on page F-13 of our 10-KSB to state that these total allocated expenses of approximately $7.5 million were recorded as deemed capital contributions to Thorium Power Inc. by Thorium Power Ltd. Starting July 1, 2006 to October 6, 2006 Thorium Power Ltd recorded approximately $2.3 million of  these expenses incurred on behalf of Thorium Power Inc. as intercompany charges  receivable from Thorium Power Ltd. , which became part of the approximate $14.6 million total assets deemed acquired from Thorium Power Ltd, as shown above. The remaining approximate $5.2 million of deemed capital contributions were recorded as expenses on Thorium Power Ltd. books from January 1, 2006 to June 30, 2006 and these expenses were allocated to Thorium Power Inc. as of June 30, 2006 as capital contributions by Thorium Power Ltd. for this period of time.

Our revised disclosure is included with this response as Exhibit 5.

Exhibit 99.1 — Thorium Power, The Financial Statements As Of and For The Nine Months Ended September 30, 2006

5.
We see that you have added in your marked draft amendment an introductory statement and notes to the interim financial statements in response to prior comment 15. However, the unmarked version of your draft amendment appears to have some of the notes to these interim financial statements interspersed with the notes to the annual financial statements on pages F-20 through F-25; and is also missing the notes appearing on pages F-26 through F-31 of your marked amendment to Exhibit 99. Please advise us of all other inconsistencies between your marked and unmarked draft amendments.

Thorium Power Response: Other than those discrepancies that were discovered by the Staff, no other inconsistencies existed between the marked and unmarked draft amendments. For the Staff’s convenience, we have included with this response an unmarked copy of our annual financial statements as Exhibits 6. Additionally, we have included Exhibit 99.1 with this response as Exhibit 7.

Draft Amendment No. 1 to Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Controls and Procedures, page 2

6.
We note your addition of the controls and procedures disclosure responding to prior comment 16. Please expand your disclosure to specify the period covered by your controls and procedures evaluation and effectiveness conclusion, noting the requirements under Item 307 of Regulation S-B.

Thorium Power Response: We have revised our disclosure to indicate that our controls and procedures evaluation and effectiveness conclusion covered the three month period ended March 31, 2007. We have included a copy of this disclosure with this response as Exhibit 8.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 703.918.4918 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel, at (202) 508-4281.

Sincerely, Thorium Power, Ltd.

By:	/s/ Seth Grae
Seth Grae
Chief Executive Officer